Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, Connecticut

Scott C. Durocher
Vice President
and Chief Counsel
Phone: 860-466-1222
Scott.Durocher@LFG.com

April 3, 2020

U.S. Securities and Exchange Commission
100 F Street, NE
Washington DC 20549

Re:            The Lincoln National Life Insurance Company
Lincoln National Variable Annuity Account H (File No. 811-05721)
CIK No. 0000847552
American Legacy® Series Variable Annuity (File No. 333-181615)
SEC Accession No. 0000726865-20-000135
Request for Withdrawal of Post-Effective Amendment No. 26 Pursuant to Rule 477

Dear Sir or Madam:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”), The Lincoln National Life Insurance Company (the “Company”) and Lincoln National Variable Annuity Account H (the “Separate Account”) hereby request the withdrawal of the above-referenced post-effective amendment to the registration statement on Form N-4, filed with the Securities and Exchange Commission on April 2, 2020 (the “Amendment”).

The Amendment has not yet become effective but was to become effective on or around May 1, 2020. No securities were sold in connection with the Amendment. Therefore, the Company and the Separate Account respectfully request that an order be issued granting their request for withdrawal of the Amendment as soon as is practicable.

If you have any questions regarding this matter, please contact the undersigned at (860) 466-1222.

Sincerely,
Scott C. Durocher